UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                          NOTIFICATION OF LATE FILING

(Check One): [X] 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] N-SAR

                       For Period Ended:  February 28, 2001
                                         -------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

             For the Transition Period Ended: ______________________

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Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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Part I -- REGISTRANT INFORMATION

Heilig-Meyers Company
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Full Name of Registrant

N/A
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Former Name if Applicable

12560 West Creek Parkway
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Address of Principal Executive Office (Street and Number)

Richmond, VA  23238
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City, State and Zip Code


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                       Part II -- RULES 12b-25(b)AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
 [ ] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously disclosed, Heilig-Meyers Company, a Virginia corporation, and certain of its subsidiaries (collectively, the Company), filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code (the Bankruptcy Code) on August 16, 2000. The Company is in possession of its assets, and manages and operates its businesses as debtor-in-possession under the Bankruptcy Code.

     As publicly announced on April 11, 2001, the Company has focused its reorganization efforts upon its RoomStore division, and as a result has determined to liquidate and close of substantially all of the Company's remaining Heilig-Meyers Furniture stores (which historically represented the Company's core busines), as well as its three John M. Smyth's Homemakers stores located in the Chicago, IL market. The reorganization efforts also require immediate and significant overhead cost reductions including downsizing of the headquarters staff ranging from executive management to support staff levels. Because of the need to focus on the bankruptcy-related matters and the resultant burdens placed on the remaining internal accounting and financial staff, the Company has been unable to complete its analysis of the impact of these changes on its financial statements for the fiscal year ended February 28, 2001 and to finalize its annual report on Form 10-K for the fiscal year ended February 28, 2001 on a timely basis.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Ronald L. Barden                        (804) 784-7520
     -----------------------------           --------------------------------
     (Name)                                  (Area Code and Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects that the results of operations for the year ended February 28, 2001 will show a loss of approximately $761.5 million. The loss is primarily a result of decreased sales of approximately $823.8 million for the year. The sales decrease is primarily attributable to the elimination of the Company's installment credit program on August 16, 2000, the closure of 302 stores and decreases in comparable store sales in the Company's operating divisions. In addition, reorganization items of approximately $629.5 million were incurred during the year.

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                             Heilig-Meyers Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   May 30, 2001                    By:     /s/Ronald L. Barden
                                                ------------------------------
                                                Ronald L. Barden
                                                Senior Vice President and
                                                Controller, Managing Director
                                                of Reorganization